Sub-item 77N
LEGG MASON PARTNERS VARIALBE INCOME TRUST
LEGG MASON WESTERN ASSET VARIABLE MONEY MARKET PORTFOLIO

Supplement dated May 31, 2010 to the Prospectus and statement of additional information dated February 26, 2010

The Securities and Exchange Commission has recently amended its regulations governing money market funds in order to tighten the risk-limiting provisions of the existing rules. Certain provisions of these rules affect the credit quality, liquidity, diversification and maturity of a money market fund?s investments.

In accordance with these rules, the fund invests in securities that, at the time of purchase, are rated by one or more rating agencies designated by the fund (a designated rating agency) in the highest short-term rating category (or, with respect to not more than 3% of its total assets, in the second highest category), or, if not rated by a designated rating agency, are determined by the subadviser to be of equivalent quality. In addition, each security, at the time of purchase by the fund, has been determined by the subadviser to present minimal credit risk. If, after purchase, the credit rating on a security is downgraded by a designated rating agency or the credit quality deteriorates, the funds subadviser or the Board of Trustees (the Board) (where required by applicable regulations) will decide whether the security should be held or sold.

As of June 30, 2010, the fund will be required to maintain a weighted average maturity of 60 days or less. In addition, the fund must comply with rules with respect to its weighted average life. If, after purchase, the maturity on a security is extended, the funds subadviser or the Board (where required by applicable regulations) will decide whether the security should be held or sold.

The fund will also be required to follow strict rules with respect to the liquidity of its portfolio securities, including daily and weekly liquidity requirements. In addition, the fund will not be permitted to purchase illiquid securities if, as a result of the acquisition, more than 5% of the funds total assets would be invested in illiquid securities. Illiquid securities are those that, as determined by the subadviser, may not be disposed of in the ordinary course of business within seven days at approximately the value ascribed to them by the fund. Securities that are deemed liquid at the time of purchase by a fund may become illiquid following purchase.

In addition, the new regulations permit the fund to suspend redemptions under certain limited circumstances.

The rules also govern a money market funds portfolio holdings disclosure. The fund intends to make complete portfolio holdings information as of the last business day of each month available on the funds website at http://www.leggmason.com/individualinvestors/prospectuses (click on the name of the fund) no later than five business days after month-end. Such information will remain available until updated holding information is posted. Beginning in October 2010, the previous months portfolio holdings information will be available on the funds website for at least six months after posting.

The adoption of these more stringent regulations governing the management of money market funds could have a negative effect on a funds yield. Under these new regulations, a fund may be required to maintain greater liquidity based on characteristics and anticipated liquidity needs of its shareholders and such a fund may have a lower yield than money market funds with a different shareholder base.

Any information in the Prospectus and statement of additional information that is inconsistent with these new rules is revised accordingly.